WOLFDEN RESOURCES INC.

News Release
BEMA/WOLFDEN DISCOVER ADDITIONAL GOLD ZONES AT MONUMENT BAY

Vancouver British Columbia, December 11, 2003…BEMA GOLD CORPORATION (TSX:BGO, AMEX:BGO, AIM:BAU) WOLFDEN RESOURCES INC. (TSX:WLF) are pleased to announce that diamond drilling at the Monument Bay Project (joint venture – BGO 70% operator, WLF 30%) continues to expand gold mineralization on the property.

Previous drilling on the Monument Bay Property has identified a high-grade inferred resource of 418,371 ounces of gold with an average grade of 20.4 grams per tonne gold. This resource does not include the results listed below from the recently completed drill program.

A total of 30 drill holes for 7,689.9 meters have been completed between August and November and assay results have been received for all holes. The drilling has been focused on exploration east and west along strike from the Twin Lakes and Twin Lakes West zones.

Two new mineralized shoots have been discovered to the west of the Twin Lakes West zone, including intersections of 3.0 meters grading 37.81 grams per tonne in TL-03-161, 2.3 meters grading 13.34 grams per tonne in TL-03-171 and 10.71 grams per tonne over 1 meter in TL-03-165. These new mineralized shoots occur in an area between the Twin West/Seeber Central and Seeber West zones that has had little previous diamond drilling work done on it. The discovery of these new shoots shows that potential for significant new mineralization is excellent. Furthermore, drilling to the east of the main Twin Lakes zone has encountered a mineralized vein grading 10.68 grams per tonne over 0.3 meters in TL-03-154. This is a significant new discovery as it shows that potential gold mineralization exists outside the current mineralized zones in the Twin Lakes area. The structure hosting the Twin Lakes gold zones and the newly discovered mineralization extends for over 25 kilometres across the property and much of this strike length has received limited exploration. A summary of significant new drill results from the recent program is as follows:

Twin Lakes West – Seeber River Zone

Hole	From	To	Length(m)	Au (g/t)	Zone	Horizon
03-143 incl.	146.8 147.4	149.4 147.95	2.6m 0.55m	5.94 g/t 16.44 g/t	Seeber River	A A
03-144	Hole	Abandoned	Prior to	target	Seeber River
03-145 incl.	44.0 70.85 73.7	45.5 74.5 74.0	1.5m 3.65m 0.3m	7.99 g/t 3.48 g/t 10.31g/t	Seeber River	B C C
03-146 incl.	329.5 333.5 354.5	336.0 335.6 354.9	6.5m 2.1m 0.4m	7.70g/t 13.33g/t 8.83g/t	Seeber River	A A B
03-147	136.0 220.5	137.0 222.5	1.0m 2.0m	15.50 g/t 3.46 g/t	Seeber River	A B
03-148	412.5 484.7	413.28 487.5	0.78m 2.8m	9.14 g/t 7.19 g/t	Twin West	B C
03-153	42.7	49.5	6.8m	1.37 g/t	Seeber River	B
03-155	53.0	53.9	0.9m	1.39 g/t	Seeber River	C
03-159	82.0	82.6	0.6m	9.21g/t	Seeber River	C

03-166	93.0	97.5	4.5m	1.14 g/t	Seeber River	B
03-167	68.4	74.4	6.0m	1.40 g/t	Seeber River	B
03-168	69.0	73.0	4.0m	2.18 g/t	Seeber River	B
03-169	144.6	149.6	5.0m	1.61 g/t	Seeber River	B

Seeber 136E Zone

Hole	From	To	Length(m)	Au (g/t)	Horizon
03-161 incl.	73.0 74.5	76.0 75.55	3.0m 1.05m	37.81 g/t 89.03 g/t	B B
03-163	106.3	109.1	2.8m	4.42 g/t	B
03-170	131.0	138.0	7.0m	1.22 g/t	B
03-172	162.0 235.0	162.3 237.0	0.3m 2.0m	10.31 g/t 2.73 g/t	B C

Seeber 139E Zone

Hole	From	To	Length(m)	Au (g/t)	Horizon
03-152 incl.	16.4 16.4 24.2	20.4 17.1 25.0	4.0m 0.7m 0.8m	3.36 g/t 12.43 g/t 11.62 g/t	C C C
03-157	82.0 112.5	83.4 113.0	1.4m 0.5m	6.16 g/t 15.75 g/t	B C
03-165	74.3	75.3	1.0m	7.75 g/t	C
03-171 incl.	106.6 107.2	110.9 109.5	4.3m 2.3m	9.56 g/t 14.87 g/t	C C

Exploration drilling

A total of 9 drill holes tested targets east of Twin Lakes along the main Twin Lakes structure:

Hole	From	To	Length(m)	Au (g/t)	Horizon
03-149	119.0	120.0	1.0m	4.77 g/t	?
03-150				NSV
03-151	257.0	258.0	1.0m	1.95 g/t	?
03-154	202.0	202.3	0.3m	10.26 g/t	?
03-156				NSV
03-158				NSV
03-160	180.1	181.1	1.0m	2.90 g/t	?
03-162	288.6	290.1	1.5m	1.90 g/t	?
03-164	164.4 188.4	165.4 189.4	1.0m 1.0m	1.69 g/t 1.56 g/t	? ?

Gold mineralization continues to be associated with quartz veining and strong sericite and silica alteration within a package of intermediate volcanic flows and felsic dykes. Initial planning for a 15,000+ meter diamond drill campaign to test the B and C zones at depth under Twin Lakes is underway, and will commence after winter freeze-up.

Marc Simpson (P.Geo). is the project manager and qualified person for the Monument Bay Project, and is a member of APEGBC and APEGM. Mr. Simpson has supervised all aspects of drill hole planning, implementation and quality control programs. Drill core was logged, photographed and split on site. Two thirds of the HQ and NQ diameter core was shipped to TSL Labs in Saskatoon, Saskatchewan as the lead lab. Analysis by TSL Labs included gold fire assay with atomic absorption (AA) finish, gravimetric and metallic screen analysis were also completed on samples grading greater than 3g/t gold and/or visible gold. Certified control standards, coarse field blanks and duplicates are inserted into the sample stream to monitor lab performance. Assayers Canada lab in Vancouver BC is the assay check lab.

For more information on Bema Gold and the remaining drill results please contact Investor Relations at (604) 681-8371 or toll-free 1-800-316-8855 or alternatively contact investor@bemagold.com or our web-site at www.bema.com

For further information on Wolfden, please contact (807) 346-1668 - e-mail: wolfden@baynet.net – or visit the Wolfden web-site at www.wolfdenresources.com

The statements made in this Press Release may contain forward looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company’s expectations and projections.